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                                  EXHIBIT 15.1

     We have attempted and have been unable to obtain from Arthur Andersen LLP ("Andersen") an awareness letter for the reissuance of their review report on our consolidated balance sheet as of December 31, 2001 and the related consolidated statements of income for the twelve month periods ended December 31, 2001 and the related consolidated statement of cash flows for the twelve month period ended December 31, 2001. As such, we have included copies of Andersen's prior review reports in the filing and will prominently disclose the fact that the review reports are copies and that they have not been reissued by Andersen.